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IMMEDIATE RELEASE                             Contact:      Katharine Marshall
                                                           (610) 208-3034

                       CARPENTER EXTENDS EXPIRATION DATE
                              OF OFFER FOR TALLEY

         Reading, PA (November 4, 1997) - As previously announced October 28, Carpenter Technology Corporation (NYSE:CRS) has extended the expiration date of it tender offer for outstanding common and preferred shares of Talley Industries, Inc. (NYSE:TAL) from October 30 to midnight (EST) Thursday, December
4. The extension was made to allow time to submit additional information to the Justice Department under the Hart Scott Rodino review procedure.

         As of the close of business on October 28, approximately 718,786 shares of common stock, 11,794 shares of Series A convertible preferred stock and 16,991 shares of Series B convertible preferred stock had been tendered and not withdrawn.

         As of the close of business on November 3, approximately 1,823,572 shares of common stock, 12,019 shares of Series A convertible preferred stock and 70,733 shares of Series B convertible preferred stock of Talley had been tendered and not withdrawn.

         "In tender offers, many shares are tendered shortly before the expiration date," noted Robert W. Cardy, chairman, president and CEO of Carpenter. "Assuming that the Department of Justice review has been completed, we are optimistic that a majority of Talley's shares will be tendered by December 4 and that we will be able to proceed with the merger," he said.

         Carpenter manufactures and distributes stainless steel, titanium and other specialty alloys, and various engineered products. It is seeking to acquire Talley to expand its metals manufacturing capacity.

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